

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 18, 2016

<u>Via E-mail</u>
James W. Blake
President and Chief Executive Officer
HarborOne Bancorp, Inc.
770 Oak Street
Brockton, MA 02301

> **Re:** **HarborOne Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2016**
> **File No. 333-209944**

Dear Mr. Blake:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2016 letter.

<u>Special Note Regarding Forward-Looking Statements, page 23</u>

1. We note your revised disclosure in response to comment 5. Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering.

Executive and Director Compensation

Executive Compensation

Summary Compensation Table, page 87

2.   We note your response and related revised disclosure in response to comment 7. Please revise your "Senior Management Long Term Incentive Plan" disclosure on page 89 to state that the "Deferral Percentage" for purposes of calculating the "Deferred Incentive Award" is based upon the executive's or bank's achievement of certain "Performance Goals," as such terms are defined under the plan. As noted in your response, your disclosure should also highlight that upon reaching retirement age of 62 with 10 or more years of service with the bank, the senior executive would be entitled to the deferred award.

3.   To the extent that the "Deferred Incentive Award" represents non-equity incentive compensation, please disclose Mr. Blake's deferred bonus pursuant to Item 402(n)(2)(vii) of Regulation S-K and briefly describe the performance goals based upon which the Plan Administrator determined the Deferral Percentage. Otherwise, please disclose the $129,335 deferred bonus in footnote (1) to the Summary Compensation Table and explain why these deferred awards do not represent awards made under an incentive plan, as such term is defined in Item 402(m)(5)(iii) of Regulation S-K.

You may contact Cara Lubit, Staff Accountant, at (202) 551-5909 or Stephanie Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Samantha M. Kirby, Esq.